Exhibit 99.5

MAG Silver Corp.	May 14, 2015
For Immediate Release	NR#15-03

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2015.  For complete details of the first quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars (“US$”) unless otherwise specified.

At March 31, 2015, the Company had working capital of $83,737,226 (compared to $21,149,446 at March 31, 2014), including cash of $83,268,077 (compared to $20,072,036 at March 31, 2014).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months. The primary use of cash during the three months ended March 31, 2015 was on the Juanicipio property, where the Company expended on its own account and through advances to Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) $2,191,673 (March 31, 2014: $1,755,906).  The Company also incurred expenditures on its other properties totaling $437,030 (March 31, 2014: $357,726) and $108,625 (March 31, 2014: $1,374,424) on the Salamandra earn-in option.

The Company’s net loss for the three months ended March 31, 2015 amounted to $2,536,174 (March 31, 2014: $1,093,162) or $0.04/share (March 31, 2014: $0.02/share).  The net loss increased in the current quarter compared to prior period, primarily as a result of a foreign exchange loss of $1,093,759 which resulted from holding Canadian dollar (“C$”) net monetary assets while the US$ strengthened against the C$ (from 0.8620 to 0.7895 US$/C$ from December 31, 2014 to March 31, 2015).  A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $8,239,255 as at March 31, 2015) and the Company’s interest in the Salamandra earn-in option is also denominated in C$ (US$ equivalent of $3,582,220 as at March 31, 2015).  These C$ assets are exposed to exchange risk relative to the US$, and result in an unrealized gain or loss as the exchange rate fluctuates.

Project Updates

Minera Juanicipio’s 2015 planned development work is focused on continued ramp advancement and associated underground mining infrastructure, as well as some metallurgical and geotechnical studies. The ramp is advancing with drilling and blasting, and it appears that the near-surface zone of variable rock quality has been passed and that better rock quality zones have now been reached. As a result, the ramp decline development is seeing a sustained improvement in the advance rate, now approaching 90-95 metres per month, with the cumulative ramp having surpassed 1,200 metres.

Exploration drilling results at Juanicipio for the quarter ended March 31, 2015 were reported subsequent to the quarter end (see press release dated April 23, 2015).  Four new exploration holes were targeted approximately 100 metres below the deepest drilling to date on the property.  The four holes were drilled on 150 metre centres over a strike length of approximately 500 metres below a projected overlap zone between the East and West Valdecañas Veins.  Results from this drilling program include the three widest and deepest intercepts ever achieved at Juanicipio.  This new zone appears to be the extension of the southwest dipping Valdecañas Veins and it remains open to depth along the entire strike length within the Joint Venture boundary.

No active exploration is currently being undertaken on the Company’s Cinco de Mayo property, as efforts to negotiate a renewed surface access agreement with the local Ejido continue.  Although the Company believes that negotiations will be successful, , the overall timeline to a  resolution is not determinable at this time.

At Salamandra, with Phase I and II drilling completed in 2014, the geological system remains open in all directions.  MAG has reviewed all the drill results to date and has completed a comprehensive geological reinterpretation of the system. With this analysis and the Company’s improved understanding of the system, an updated three dimensional model has been assembled.  Drill targets are currently being finalized, and Phase III drilling is expected to commence early in the third quarter, which when completed, would fulfill the exploration commitments required under the Company’s 55% earn-in option.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and Fresnillo plc are jointly developing the high grade Juanicipio Project in Zacatecas State, Mexico. The Company holds a portfolio of other properties in Mexico including a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html